Form 51-102F4
Business Acquisition Report

ITEM 1   Identity of Company:

1.1           Name and Address of Company

Equal Energy Ltd.
Suite 2700, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

1.2           Executive Officer

Mr. Dell Chapman, Sr. Vice President and Chief Financial Officer of Equal Energy Ltd., is knowledgeable about the acquisition in respect of which this Report has been filed.  Mr. Chapman may be reached by writing to the address noted in section 1.1 above or by telephone at 1-877-263-0262.

ITEM 2   Full Description of Material Change:

2.1           Nature of the Business Acquired

On April 25, 2011, Equal Energy Ltd. (“Equal” or the “Company”) entered into a purchase and sale agreement (the “Purchase and Sale Agreement”) with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) and a settlement agreement (the ”Settlement Agreement”) with Petroflow, Compass Bank (“Compass”) and Texas Capital Bank, N.A. (“Texas Capital”) (collectively the “Agreements”) pursuant to which the Company acquired Petroflow’s interests in assets (the “Acquired Assets”) developed pursuant to the now terminated farmout agreement (the “Farmout”) between the Company and NAPCUS, (the “Acquisition”) and concomitantly settled all outstanding legal matters and other claims between the Company and Petroflow, Compass and Texas Capital.

The Acquired Assets consist of additional interests (approximately 51%) in 56 producing wells in which the Company already has an interest, and some of which the Company has operated since 2006 and all of which the Company has operated since 2009.  The Acquired Assets also include an additional interest in six non-producing well bores.  All the wells are in the Lincoln, Logan, Garfield and Grant Counties in Oklahoma and produce from the Hunton liquids-rich natural gas play. Associated with the production is a variety of surface equipment and certain inventory items.

Each producing well holds 640 acres (one section) of mineral leases, which includes rights in the Hunton and certain rights in Uphole Zones that may be prospective for oil and gas, but which are not productive at this time.  No reserves have been assigned to any zones other than the current Hunton producing horizon.  In connection with the Asset Acquisition, the Company will obtain an additional developed acreage position of approximately 19,100 net acres.  There is no undeveloped acreage associated with the Acquired Assets.

The reserves data for the Acquired Assets set forth below is from the Haas Reserves Report.  The Haas Reserves Report evaluates and summarizes the crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue for these reserves using forecast prices and costs, not including the impact of any price risk management activities.  The Haas Reserves Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserve definitions contained in NI 51-101.

All evaluations of future net revenue are before the deduction of future income tax expenses and after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions contained in the Haas Reserve Report will be attained and variations could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to or following the tables below. The recovery and reserve estimates described herein are estimates only. Actual reserves may be greater or less than those calculated.

All reserves associated with the Acquired Assets are located in the U.S. and, specifically, in Oklahoma.  Numbers in each column may not add due to rounding.  For consistency with the AIF, all US$ figures contained in the Haas Reserves Report have been converted to Canadian dollars at the rate of $1.0054/US$, which was the Bank of Canada noon rate on December 31, 2010.

Reserves Data (Forecast Prices and Costs)
SUMMARY OF OIL AND NATURAL GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF JANUARY 1, 2011 FORECAST PRICES AND COSTS
	RESERVES
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS
	Gross (WI)	Net (After Royalty)	Gross (WI)	Net (After Royalty)	Gross (WI)	Net (After Royalty)
RESERVES CATEGORY	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)

PROVED:
Developed Producing	267	212	30,964	24,646	3,297	2,626
Developed Non-Producing	7	5	718	574	48	39
Undeveloped	0	0	0	0	0	0
TOTAL PROVED	274	217	31,682	25,220	3,345	2,665
PROBABLE	0	0	3,951	3,152	518	413
TOTAL PROVED PLUS PROBABLE	274	217	35,633	28,372	3,863	3,078

	NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)					UNIT VALUE BEFORE INCOME TAXES DISCOUNTED AT 10% (1)
	0%	5%	10%	15%	20%
RESERVES CATEGORY	($000s)	($000s)	($000s)	($000s)	($000s)	($/Boe)	($/Mcfe)

PROVED:
Developed Producing	247,749	178,257	137,299	110,973	92,868	19.77	3.29
Developed Non-Producing	4,443	3,136	2,325	1,790	1,417	16.65	2.77
Undeveloped	0	0	0	0	0	0	0
TOTAL PROVED	252,192	181,393	139,624	112,763	94,285	19.71	3.28
PROBABLE	39,154	26,301	19,191	14,792	11,832	20.45	3.41
TOTAL PROVED PLUS PROBABLE	292,346	207,694	158,815	127,555	106,117	19.79	3.30
Note:
(1) Unit values are based on net reserve volumes.

		ESTIMATED PRODUCTION FOR 2011 FORECAST PRICES AND COSTS (undiscounted)
		Proved Reserves	Proved Plus Probable Reserves

2011 Production (Gross)
	Light and Medium Oil (mbbl)	39	39
	Gas (bcf)	4	4
	NGL (mbbl)	435	442
	mboe	1,189	1,204
2011 Production (Net)
	Light and Medium Oil (mbbl)	31	31
	Gas (bcf)	3	3
	NGL (mbbl)	346	352
	mboe	947	959

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF JANUARY 1, 2011 FORECAST PRICES AND COSTS
RESERVES CATEGORY	REVENUE ($000s)	ROYALTIES ($000s)	OPERATING COSTS ($000s)	DEVELOPMENT COSTS ($000s)	ABANDONMENT AND RECLAMATION COSTS ($000s)	FUTURE NET REVENUE BEFORE INCOME TAXES ($000s)

Proved Reserves	418,862	107,171	58,134	0	1,365	252,192
Proved Plus Probable Reserves	476,014	121,907	61,380	0	1,383	291,345

Notes:
(1) Total revenue includes revenue before royalty and includes other income.

(2) Royalties include Crown, freehold and overriding royalties and mineral tax.

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF JANUARY 1, 2011 FORECAST PRICES AND COSTS
RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES(3) (discounted at 10%/year) ($000s)	UNIT VALUE
			($/Boe)	($/Mcfe)

Proved Reserves	Light and Medium Crude Oil(1)	8,943	41.21	6.87
	Heavy Oil(1)	0	0	0
	Natural Gas(2)	130,682	19.03	3.17
	Total	139,625	19.71	3.29
Proved plus Probable Reserves	Light and Medium Crude Oil(1)	8,957	41.28	6.88
	Heavy Oil(1)	0	0	0
	Natural Gas(2)	149,860	19.20	3.20
	Total	158,816	19.79	3.30
Notes:
(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas.

(3) Other revenue and costs not related to a specific production group have been allocated proportionately to production groups.

Unit values are based on net reserves.

Pricing Assumptions

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF JANUARY 1, 2011
FORECAST PRICES AND COSTS

Year	WTI Cushing ($US/bbl)	NATURAL GAS U.S. Henry Hub ($US/mmbtu)	Inflation Rate %/Year	Exchange Rate ($US/$Cdn)
2011	85.00	4.55	2.0	0.975
2012	87.70	5.30	2.0	0.975
2013	90.50	5.75	2.0	0.975
2014	93.40	6.30	2.0	0.975
2015	96.30	6.80	2.0	0.975
2016	99.40	7.35	2.0	0.975
2017	101.40	7.70	2.0	0.975
2018	103.40	8.00	2.0	0.975
2019	105.40	8.20	2.0	0.975
2020	107.60	8.35	2.0	0.975
2021	109.70	8.50	2.0	0.975
Thereafter	127.50	11.07	2.0	0.975

2.2           Date of Acquisition

Equal completed the acquisition on June 1, 2011.

2.3           Consideration

The total consideration for the Acquired Assets was US$93.5 million in cash and the forgiveness of accounts receivable from Petroflow.

2.4           Effect on Financial Position

The Asset Acquisition is consistent with Equal Energy’s strategy of acquiring increased ownership in operated assets.  Completion of the Asset Acquisition will increase Equal Energy’s exposure to liquids rich natural gas production.  In addition, the Acquired Assets, in combination with the Company’s current interests, are generally characterized by high working interests (over 90%), operatorship and control of infrastructure, all attributes that are expected to provide Equal Energy with significant exposure to the benefits and upside of these properties with very little additional cost of production and no added costs to administer the additional production.  Management of the Company believes the Acquired Assets also improve the Company’s exposure to a variety of compelling undeveloped and exploratory oil and gas targets, most notably in the Mississippian formation.  Equal Energy has internally identified a variety of opportunities on the Acquired Assets.

2.5           Prior Valuations

No valuation opinions were obtained in association with the Acquired Assets by Equal and Equal is not aware of any valuation opinions obtained within the last 12 months Petroflow.

2.6	Parties to Transaction

The parties of the acquisition are Equal, Petroflow, Compass and Texas Capital.

2.7           Date of Report

August 11, 2011.

ITEM 3

Attached hereto and incorporated herein are Pro Forma Operating Statements with respect to the purchase of the Acquired Assets and statements of Revenue, Royalties and Operating Costs with respect to the Acquired Assets.

Operating Statements of the

Petroflow Assets

For the years ended December 31, 2010 and 2009

INDEPENDENT AUDITORS’ REPORT

Directors of Equal Energy Ltd.

We have audited the accompanying operating statement containing revenues, royalty expenses, operating costs and operating income of the Petroflow Assets for the year ended December 31, 2010, and notes, comprising of a summary of significant accounting policies and other explanatory information (together "the operating statement").

Management's Responsibility for the Operating Statement

Management of Equal Energy Ltd. is responsible for the preparation of this operating statement of the Petroflow Assets in accordance with the financial reporting framework specified in subsection 8.10(3)(e)(i) of National Instrument 51- 102 – Continuous Disclosure Obligations for operating statements of an acquired oil and gas property, and for such internal control as management determines is necessary to enable the preparation of the operating statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the operating statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the operating statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the operating statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the operating statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation of the operating statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, made by management, as well as evaluating the overall presentation of the operating statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the operating statement of the Petroflow Assets for the year ended December 31, 2010 is prepared, in all material respects, in accordance with the financial reporting framework specified in subsection 8.10(3)(e)(i) of National Instrument 51-102 Continuous Disclosure Obligations for operating statements of an acquired oil and gas property.

Other Matter

The operating statement of the Petroflow Assets for the year ended December 31, 2009, is unaudited.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
May 2, 2011

Petroflow Assets
Operating Statements
For the years ended December 31, 2010 and 2009
Amounts are in thousands of Canadian dollars

	2010	2009 (unaudited)
Revenue
Petroleum and natural gas	$42,434	$36,121
Royalties	(8,894)	(7,571)
	33,540	28,550
Expense
Operating and transportation	6,909	11,049

Operating Income	$26,631	$17,501

See accompanying notes to the operating statements.

Petroflow Assets
Notes to the Operating Statements
For the year ended December 31, 2010 with unaudited comparative figures for the year ended December 31, 2009

1.	Basis of Presentation
The operating statement reflects the revenue, royalties and operating costs relating to the operations of certain petroleum and natural gas properties of Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) in the Hunton area of Oklahoma, (the “Petroflow Assets”) for the year ended December 31, 2010 and 2009 and accordingly, does not present the complete revenue and expenses related to these properties.

The operating statement has been prepared from the records of Equal Energy Ltd. and includes only working interest revenues, royalties and operating costs associated with the Petroflow Assets. The statement does not include any provision for depletion and depreciation, accretion of asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, and income taxes for the selected properties as these amounts are based on the consolidated operations of the Petroflow of which the selected properties for only a part.

The operating statement has been prepared in accordance with the financial reporting framework specified in subsection 8.10(3)(e)(i) of National Instrument 51-102 – Continuous Disclosure Obligations for operating statements of an acquired oil and gas property.  The revenue, royalties and operating and transportation costs reported in the operating statement are stated in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011.

2.	Significant Accounting Policies

a)	Revenue Recognition:
Petroleum and natural gas revenues are recognized when the commodities are delivered and title passes to the external third-party purchaser. Petroleum and natural gas revenues are based on spot prices. Revenues do not include any amounts from financial derivative contracts.

b)	Royalties:
Royalties are recorded at the time the product is sold. Royalties are calculated in accordance with the applicable regulations and/or terms of individual royalty agreements.

c)	Operating costs:
Operating costs include only those costs incurred at the wellhead together with the costs associated with the gathering, processing and delivery of the petroleum and natural gas.

d)	Joint operations:
As the Petroflow Assets are jointly owned, the schedule of revenues, royalties and operating costs only reflect the proportionate interest being acquired by Equal Energy Ltd.

Operating Statements of

Petroflow Assets

For the three months ended March 31, 2011 and 2010 (unaudited)

Petroflow Assets
Operating Statements
For the three months ended March 31, 2011 and 2010
Amounts are in thousands of Canadian dollars
(unaudited)

	March 31, 2011	March 31, 2010
Revenue
Petroleum and natural gas	$10,165	$12,425
Royalties	(2,131)	(2,604)
	8,034	9,821
Expense
Operating and transportation	1,707	2,034

Operating Income	$6,327	$7,787

See accompanying notes to the operating statements.

Petroflow Assets
Notes to the Operating Statements
For the three months ended March 31, 2011 and 2010
Amounts are in thousands of Canadian dollars
(unaudited)

1.	Basis of presentation:
The operating statement reflects the revenue, royalties and operating costs relating to the operations of certain petroleum and natural gas properties of Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) in the Hunton area of Oklahoma, (the “Petroflow Assets”) for the year ended December 31, 2010 and 2009 and accordingly, does not present the complete revenue and expenses related to these properties.

The operating statement has been prepared from the records of Equal Energy Ltd. and includes only working interest revenues, royalties and operating costs associated with the Petroflow Assets. The statement does not include any provision for depletion and depreciation, accretion of asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, and income taxes for the selected properties as these amounts are based on the consolidated operations of the Petroflow of which the selected properties for only a part.

The operating statement has been prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 51-107 – Acceptable Accounting Principles and Auditing Standards Disclosure Obligations for operating statements of an acquired oil and gas property.  The revenue, royalties and operating and transportation costs reported in the operating statement are stated in accordance with International Financial Reporting Standards.

2.	Significant accounting policies:
a)	Revenue Recognition:
Revenue associated with the production and sale of crude oil, natural gas and natural gas liquids is recognized when title passes to the customer and delivery has taken place. Revenue as reported is presented before royalty payments to governments and other mineral interest owners.

b)	Royalties:
Royalties are recorded at the time the product is produced and are calculated in accordance with the applicable regulations and/or terms of individual royalty agreements.

c)	Operating and transportation expenses:
Operating and transportation expenses include all costs related to the lifting gathering, processing and delivery to a sales point of the commodities.

d)	Joint operations:
A portion of the properties are operated through joint ventures. The schedules reflect only Equal Energy’s proportionate interest in properties.

3.	IFRS conversion:
The revenue, royalties and operating costs reported in the operating statement for the year ended December 31, 2010 were prepared in accordance with Canadian GAAP prior to the application of IFRS. The revenue, royalties and operating costs reported in the operating statements for the three month periods ended March 31, 2011 and 2010 were prepared in accordance with IFRS.  There are no differences between Canadian GAAP and IFRS effecting the operating statements for any of the prior periods or for the three months ended March 31, 2011. Below is a reconciliation of the operating income for the year ended December 31, 2010 from Canadian GAAP to IFRS:

Year ended December 31, 2010 Amounts are in thousands of Canadian dollars
Operating income as previously reported under Canadian GAAP	$26,631
Impact of applying IFRS	-
Operating income under IFRS	$26,631

Pro Forma Operating Statements of

Equal Energy Ltd.

For the three months ended March 31, 2011 and the year ended December 31, 2010 (unaudited)

Equal Energy Ltd.
Pro Forma Operating Statement
For the three months ended March 31, 2011
Amounts are presented in accordance with IFRS and are in thousands of Canadian dollars
(unaudited)

	Equal Energy Ltd.	Petroflow Assets	Pro Forma
Revenue
Petroleum and natural gas	$30,896	$10,165	$41,061
Royalties	(7,264)	(2,131)	(9,395)
	23,632	8,034	31,666
Expense
Operating and transportation	9,284	1,707	10,991

Operating Income	$14,348	$6,327	$20,675

See accompanying notes to the pro forma operating statements.

Equal Energy Ltd.
Pro Forma Operating Statement
For the year ended December 31, 2010
Amounts are presented in accordance with previous Canadian GAAP and are in thousands of Canadian dollars
(unaudited)

	Equal Energy Ltd.	Petroflow Assets	Pro Forma
Revenue
Petroleum and natural gas	$142,801	$42,434	$185,235
Royalties	(29,330)	(8,894)	(38,224)
	113,471	33,540	147,011
Expense
Operating and transportation	38,196	6,909	45,105

Operating Income	$75,275	$26,631	$101,906

See accompanying notes to the pro forma operating statements.

Equal Energy Ltd.
Notes to the Pro Forma Operating Statements
Amounts are in thousands of Canadian dollars
(unaudited)

1.	Basis of presentation:
On April 25, 2011, Equal Energy US Inc. (“Equal Energy”) entered into a definitive purchase and sale agreement with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) to acquire certain petroleum and natural gas properties principally situated in the Hunton area of Oklahoma (the “Petroflow Assets”).

The unaudited pro forma operating statement for the year ended December 31, 2010 has been prepared from information derived from the following:

•	The audited consolidated financial statements of Equal Energy for the year ended December 31, 2010; and

•	The audited operating statement of the Petroflow Assets for the year ended December 31, 2010.

The unaudited pro forma operating statement for the three months ended March 31, 2011 has been prepared from information derived from the following:

•	The interim consolidated financial statements of Equal Energy for the three months ended March 31, 2011; and

•	The unaudited operating statement of the Petroflow Assets for the three months ended March 31, 2011.

The pro forma operating statements do not include any provision for depletion and depreciation, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative expenses and income taxes as these amounts are based on the consolidated operations of Equal Energy.

2.	Significant accounting policies:
a)	Revenue Recognition:
Revenue associated with the production and sale of crude oil, natural gas and natural gas liquids is recognized when title passes to the customer and delivery has taken place. Revenue as reported is presented before royalty payments to governments and other mineral interest owners.

b)	Royalties:
Royalties are recorded at the time the product is produced and are calculated in accordance with the applicable regulations and/or terms of individual royalty agreements.

c)	Operating and transportation expenses:
Operating and transportation expenses include all costs related to the lifting gathering, processing and delivery to a sales point of the commodities.

d)	Joint operations:
A portion of the properties are operated through joint ventures. The schedules reflect only Equal Energy’s proportionate interest in properties.

3.	IFRS conversion:
The application of IFRS to the pro forma operating statement for the year ended December 31, 2010 would have no impact on the reported amounts of pro forma revenue, royalties, operating costs or operating income.